

News Release
B2Gold Reports Strong Fourth Quarter and Full-Year 2020 Results;
Annual Records for 2020 Gold Production, Gold Revenues and Operating Cash Flows;
Declares 2021 First Quarter Dividend of $0.04 per Share

Vancouver, February 23, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the fourth quarter and full-year ending December 31, 2020. The Company previously released its gold production and gold revenue results for the fourth quarter and full-year 2020, in addition to its production and budget guidance for 2021. In 2021, the Company is forecasting total gold production of between 970,000 and 1,030,000 ounces. All dollar figures are in United States dollars unless otherwise indicated.

2020 Fourth Quarter Highlights

- Total gold production of 270,469 ounces (including 14,150 ounces of attributable production from Calibre Mining Corp. ("Calibre")) and consolidated gold production of 256,319 ounces from the Company's three operating mines
- Consolidated gold revenues of $480 million, a significant increase of $166 million (53%) over the fourth quarter of 2019 (excluding revenues from discontinued operations)
- Consolidated cash flow provided by operating activities of $197 million, an increase of $52 million (36%) over the fourth quarter of 2019 (and is net of a voluntary tax installment payment of $50 million made in December 2020 related to the Fekola Mine's 2020 tax obligations)
- Total consolidated cash operating costs *(see "Non-IFRS Measures")* of $473 per ounce produced ($461 per ounce sold); total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of $926 per ounce sold (including the Company's estimated attributable share of Calibre's results)
- Net income attributable to the shareholders of the Company of $168 million ($0.16 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $147 million ($0.14 per share)

2020 Full-Year Highlights

- Record annual total gold production of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre), at the upper end of the guidance range (of between 1,000,000 – 1,055,000 ounces)

- Record annual consolidated gold production from the Company's three operating mines of 995,258 ounces, at the upper end of the guidance range (of between 955,000 – 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) over 2019 (excluding discontinued operations), marking the twelfth consecutive year of record annual consolidated gold production
- Record annual consolidated gold revenues of $1.79 billion, a significant increase of $0.63 billion (55%) over 2019 (excluding revenues from discontinued operations)
- Record annual consolidated cash flow provided by operating activities of $951 million, a significant increase of $459 million (93%) over 2019
- Total consolidated cash operating costs (including the Company's estimated attributable share of Calibre's results) of $423 per ounce produced ($422 per ounce sold), near the low end of the Company's guidance range (of between $415 - $455 per ounce), and total consolidated AISC of $788 per ounce sold, near the low end of the guidance range (of between $780 - $820 per ounce sold)
- Net income of $672 million (including a net impairment reversal for the Masbate Mine of $122 million); net income attributable to the shareholders of the Company of $628 million ($0.60 per share); adjusted net income attributable to the shareholders of the Company of $515 million ($0.49 per share)
- B2Gold maintains a strong financial position and liquidity with cash and cash equivalents of $480 million at December 31, 2020; during the third quarter of 2020, the Company fully repaid the outstanding Revolving Credit Facility ("RCF") balance of $425 million with the full amount of the $600 million RCF now undrawn and available
- B2Gold's quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector
- For 2021, B2Gold remains well positioned for continued strong operational and financial performance with total production guidance of between 970,000 - 1,030,000 ounces of gold (including attributable ounces projected from Calibre of between 50,000 - 60,000 ounces) with total consolidated forecast cash operating costs of between $500 - $540 per ounce and total consolidated AISC of between $870 - $910 per ounce; consolidated cash operating costs and AISC per ounce are forecast to be higher than 2020, mainly due to the planned lower production and higher planned stripping activities at Fekola, higher forecast fuel and labour costs in Mali, and the drawdown of ore stockpiles at Otjikoto
- Following a very successful year for exploration in 2020, B2Gold is planning a year of aggressive exploration in 2021 with a budget of approximately $66 million (excluding Gramalote), including a record $25 million allocated to high quality targets for the Company's ongoing grassroots exploration programs

Despite some of the challenges that the current COVID-19 pandemic has created worldwide and in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The B2Gold executive team is very proud of the Company's employees' dedication and resilience in these challenging times and believe it is in part due to the executive team's and mine management's years of experience in all aspects of international mining, and the Company's culture of treating all its stakeholders with fairness, respect and transparency. This successful approach is reflected again in the Company's record performance in 2020.

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest

priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

2020 Full-Year and Fourth Quarter Operational Results and Development

Despite the challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold's twelfth consecutive year of record annual gold production. The Company's total gold production for 2020 was an annual record of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre), at the upper end of the guidance range (of between 1,000,000 – 1,055,000 ounces). Consolidated gold production from the Company's three operating mines was an annual record of 995,258 ounces of gold, at the upper end of the guidance range (of between 955,000 – 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) than 2019 (excluding discontinued operations). The significant increase in gold production over 2019 was driven by the Fekola Mine in Mali, which produced an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 - 620,000 ounces). Between the commencement of Fekola's operations in September 2017 and December 31, 2020, the Fekola Mine has produced over 1.6 million ounces of gold (which is 155,000 ounces more than originally forecast under Fekola's Definitive Feasibility Study over this period). The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 - 210,000 ounces). Masbate's strong operational performance was achieved despite a five-day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces of gold, near the midpoint of its guidance range (of between 165,000 - 175,000 ounces).

The Company's full-year 2020 total consolidated cash operating costs (including the Company's estimated attributable share of Calibre's results) were $423 per ounce produced ($422 per ounce sold), near the low end of its guidance range (of between $415 - $455 per ounce), and 17% lower ($89 per ounce produced) compared to 2019. Consolidated cash operating costs from the Company's three operating mines were $406 per ounce produced ($405 per ounce sold). Lower fuel costs, a weaker Namibian dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for the cash operating costs per ounce being lower than both budget and 2019. In the fourth quarter of 2020, the Company's total consolidated cash operating costs (including the Company's estimated attributable share of Calibre's results) were $473 per ounce produced ($461 per ounce sold) and consolidated cash operating costs from the Company's three operating mines were $458 per ounce produced ($446 per ounce sold). The

consolidated cash operating costs per ounce for the fourth quarter of 2020 were higher than budgeted, mainly due to higher than budgeted costs at the Fekola Mine, including higher heavy fuel oil ("HFO") prices, higher labor costs due to COVID-19 and mining sequence changes.

The Company's full-year 2020 total consolidated AISC (including the Company's estimated attributable share of Calibre's results) were $788 per gold ounce sold (full-year 2019 - $862 per gold ounce sold), near the low end of its guidance range (of between $780 - $820 per ounce sold). Consolidated AISC from the Company's three operating mines were $774 per ounce sold. AISC were near the low-end of the guidance range, as a result of lower than budgeted cash operating costs, higher than budgeted gold ounces sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures ($24 million), partially offset by increased royalties as a result of higher gold prices. In the fourth quarter of 2020, the Company's total consolidated AISC (including the Company's estimated attributable share of Calibre's results) were $926 per ounce sold and consolidated AISC from the Company's three operating mines were $917 per ounce sold. As expected, consolidated AISC for the fourth quarter of 2020 were higher than budget due to the expected catch up on budgeted sustaining capital that had been delayed from earlier quarters of 2020, higher than budgeted cash operating costs and increased royalties as a result of higher gold prices.

The Company's expansion and development projects also progressed well throughout 2020:

- At Fekola, successful commissioning of the Fekola mill expansion to 7.5 million tonnes per annum ("Mtpa") (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), occurred on September 10, 2020, several weeks ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (for 2021 budgeting purposes the Company has assumed a throughput rate of 7.75 Mtpa). Remobilization of the Fekola solar plant construction group began in mid-September 2020, following a temporary suspension of construction activities in April 2020 due to COVID-19.

- At Otjikoto, development of the Wolfshag underground mine continues to progress well and on schedule. In the third quarter of 2020, the mining contractor was mobilized, and development of the portal and primary underground ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

- At the Gramalote Project, feasibility work continued throughout the year, including the recommencement of drilling on May 11, 2020, with infill resource drilling completed on August 21, 2020. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by year-end and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance. The Company's total gold production is forecast to be between 970,000 - 1,030,000 ounces

(including 50,000 - 60,000 ounces attributable ounces projected from Calibre) in 2021, with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce.

The Company's consolidated gold production from its three operating mines is forecast to be between 920,000 – 970,000 ounces in 2021, with consolidated cash operating costs forecast to be between $480 - $520 per ounce and consolidated AISC forecast to be between $860 - $900 per ounce. The Company's 2021 production guidance does not include the potential upside to increase Fekola's gold production in 2021 from additional mining areas and processing capacity currently being investigated.

The Company's consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to the planned significant waste stripping at both the Fekola and Otjikoto Mines in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto Pits). For the first half of 2021, consolidated gold production is expected to be between 365,000 – 385,000 ounces, which is expected to increase significantly to between 555,000 – 585,000 ounces during the second half of 2021 when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 - $660 per ounce in the first half of 2021, before significantly improving to between $380 - $420 per ounce during the second half of 2021. In addition, consolidated AISC are expected to be between $1,040 - $1,080 per ounce in the first half of 2021, before significantly improving to between $745 - $785 per ounce during the second half of 2021.

Based on current operating plans, over a five-year outlook from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce.

2020 Full-Year and Fourth Quarter Financial Results

For full-year 2020, consolidated gold revenue was a record $1.79 billion on sales of 1,006,455 ounces at an average price of $1,777 per ounce, compared to $1.16 billion on sales of 827,800 ounces at an average price of $1,396 per ounce in 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 55% ($0.63 billion) was 33% attributable to the increase in the average realized gold price and 22% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

For the fourth quarter of 2020, consolidated gold revenue was $480 million on sales of 256,655 ounces at an average price of $1,868 per ounce, compared to $314 million on sales of 211,800 ounces at an average price of $1,481 per ounce in the fourth quarter of 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 53% ($166 million) was 32% attributable to the increase in the average realized gold price and 21% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

For full-year 2020, cash flow provided by operating activities was a record $951 million compared to $492 million in 2019. This significant increase of $459 million (93%) reflected the significant increase in gold revenue, as a result of higher realized gold prices and sales. In December 2020, the Company elected to

make a voluntary installment prepayment of Fekola income taxes of $50 million. This prepayment will reduce the final installment amount payable due in April 2021 for Fekola's 2020 income taxes by a corresponding amount of $50 million.

For the fourth quarter of 2020, cash flow provided by operating activities was $197 million compared to $145 million in the fourth quarter of 2019, an increase of $52 million (36%) over the fourth quarter of 2019 (and is net of a voluntary tax installment payment of $50 million made in December 2020 related to the Fekola Mine's 2020 tax obligations).

For full-year 2020, the Company generated net income of $672 million compared to $316 million in 2019. In the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine, resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense). Net income attributable to the shareholders of the Company was $628 million ($0.60 per share) compared to $293 million ($0.29 per share) in 2019. Adjusted net income attributable to shareholders of the Company was $515 million ($0.49 per share) compared to $219 million ($0.22 per share) in 2019.

For the fourth quarter of 2020, net income was $174 million compared to $182 million in the fourth quarter of 2019. Net income attributable to the shareholders of the Company was $168 million ($0.16 per share) compared to $177 million ($0.17 per share) in the fourth quarter of 2019. Adjusted net income attributable to shareholders of the Company was $147 million ($0.14 per share) compared to $65 million ($0.06 per share) in the fourth quarter of 2019.

Liquidity and Capital Resources

B2Gold maintains a strong financial position and liquidity. During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million with the full amount of the $600 million RCF now undrawn and available. In addition, at December 31, 2020, the Company had cash and cash equivalents of $480 million (December 31, 2019 - $141 million) and working capital of $465 million (December 31, 2019 - $242 million).

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

In 2021, the Company expects to generate cashflows from operating activities of approximately $630 million, based on current assumptions including an average gold price of $1,800 per ounce. The Company's 2021 operating cashflows are expected to be lower than 2020, mainly due to lower production, higher cash operating costs and higher cash tax payments including the expected settlement of remaining 2020 income tax liabilities of approximately $90 million (including $75 million for Fekola) in April 2021 and the payment of the 2020 Fekola priority dividend to the State of Mali of approximately $50 million which is due in mid-year 2021.

In 2021, the Company is required to pay Fekola tax installments based on a percentage of 2020's total income tax obligations. Any difference between the actual cash installments paid during the year and the final tax amount owing for 2021 must be settled in the April of the subsequent year, based on Malian tax regulations. In addition, amounts owing for the Fekola 2021 priority dividend (which will be recorded in the income tax line for accounting purposes in the 2021 Consolidated Statement of Operations) must be settled in cash in the second quarter of 2022. The Company is forecasting a current income tax, withholding and other taxes expense of approximately $300 million in 2021 (using a gold price assumption of $1,800 per ounce) and to make total cash income tax payments of approximately $380 million, including $140 million related to the 2020 outstanding income tax obligations and Fekola's 2020 priority dividend obligation discussed above. Based on the estimated Fekola cash tax installments to be paid in 2021, the Company expects any outstanding Fekola tax liability to be accrued at December 31, 2021 to be less than $20 million. The Fekola priority dividend obligation forecast to be accrued in 2021 is approximately $45 million and is expected to be paid in June 2022.

First Quarter 2021 Dividend

On February 23, 2021, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2021 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 16, 2021 to shareholders of record as of March 8, 2021.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the B2Golds's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

2020 Operations

Mine-by-mine gold production in the fourth quarter and full-year 2020 (including the Company's approximate 33% share of Calibre's production) was as follows:

Mine	Q4 2020 Gold Production (ounces)	Full-Year 2020 Gold Production (ounces)	2020 Annual Guidance Gold Production (ounces)
Fekola	158,548	622,518	590,000 - 620,000
Masbate	57,566	204,699	200,000 - 210,000
Otjikoto	40,205	168,041	165,000 – 175,000
B2Gold Consolidated [(1)]	**256,319**	**995,258**	**955,000 – 1,005,000**
Equity interest in Calibre [(2)]	**14,150**	**45,479**	**45,000 - 50,000**
Total	**270,469**	**1,040,737**	**1,000,000 – 1,055,000**

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2) *"Equity interest in Calibre" - represents the Company's approximate 33% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its ownership interest in Calibre.*

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the fourth quarter and full-year 2020 were as follows (presented on a 100% basis):

Mine	Q4 2020 Cash Operating Costs ($ per ounce produced)	Full-Year 2020 Cash Operating Costs ($ per ounce produced)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$397	$320	$285 - $325
Masbate	$585	$629	$665 - $705
Otjikoto	$520	$453	$480 - $520
B2Gold Consolidated	**$458**	**$406**	**$395 - $440**
Equity interest in Calibre	**$734**	**$792**	**$720 - $760**
Total	**$473**	**$423**	**$415 - $455**

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the fourth quarter and full-year 2020 were as follows (presented on a 100% basis):

Mine	Q4 2020 Cash Operating Costs ($ per ounce sold)	Full-Year 2020 Cash Operating Costs ($ per ounce sold)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$385	$320	$285 - $325
Masbate	$546	$638	$665 - $705
Otjikoto	$501	$437	$480 - $520
B2Gold Consolidated	**$446**	**$405**	**$395 - $440**
Equity interest in Calibre	**$738**	**$796**	**$720 - $760**
Total	**$461**	**$422**	**$415 - $455**

Mine-by-mine AISC (on a per ounce of gold sold basis) in the fourth quarter and full-year 2020 were as follows (presented on a 100% basis):

Mine	Q4 2020 AISC ($ per ounce sold)	Full-Year 2020 AISC ($ per ounce sold)	2020 Annual Guidance AISC ($ per ounce)
Fekola	$736	$599	$555 - $595
Masbate	$930	$985	$965 - $1,005
Otjikoto	$1,200	$920	$1,010 - $1,050
B2Gold Consolidated	**$917**	**$774**	**$765 - $805**
Equity interest in Calibre	**$1,090**	**$1,090**	**$1,020 - $1,060**
Total	**$926**	**$788**	**$780 - $820**

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a record year in 2020, producing an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 - 620,000 ounces), as processed grade, tonnes and recoveries all exceeded budget. Gold production for the year also increased significantly by 37% (166,708 ounces) over 2019, mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. Between the commencement of Fekola's operations in September 2017 to December 31, 2020, the Fekola Mine has produced over 1.6 million ounces of gold (which is 155,000 ounces more than originally forecast under Fekola's Definitive Feasibility Study over this period). As at December 31, 2020, the Fekola Mine had achieved 347 days without a lost time injury ("LTI"). In the fourth quarter of 2020, the Fekola Mine produced 158,548 ounces of gold, significantly higher than the fourth quarter of 2019 by 33% (39,305 ounces).

In September 2020, the commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) was successfully completed several weeks ahead of schedule. The Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. For 2021 budgeting purposes, the Company has assumed a throughput rate of 7.75 Mtpa. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) have now arrived on site and are operational, with the overall mine expansion now materially complete.

For full-year 2020, mill feed grade was 2.99 grams per tonne ("g/t") compared to budget of 2.91 g/t and 2.16 g/t in 2019; mill throughput was 6.87 million tonnes compared to budget of 6.84 million tonnes and 6.98 million tonnes in 2019; and gold recovery averaged 94.3% compared to budget of 93.8% and 94.2% in 2019. The slightly lower mill throughput in 2020 compared to 2019 was mainly due to the planned downtime for the Fekola mill expansion tie-ins and softer low-grade ore being processed in 2019.

For full-year 2020, Fekola's cash operating costs were $320 per ounce produced ($320 per ounce sold), near the upper end of its guidance range (of between $285 - $325 per ounce), and 15% lower ($55 per ounce produced) compared to 2019. Total mining costs for the year were marginally higher than budget due to mining sequence changes and higher labor costs related to COVID-19 payments while processing costs were higher than budget due to higher than budgeted HFO costs. In the fourth quarter of 2020, Fekola's cash operating costs were $397 per gold ounce produced ($385 per gold ounce sold).

Fekola's AISC for the full-year 2020 were $599 per ounce sold, nominally above the upper end of its guidance range (of between $555 - $595 per ounce), and 7% lower ($42 per ounce sold) compared to 2019. Higher than budgeted cash operating costs and increased royalties as a result of higher gold prices were partially offset by higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures were mainly attributable to lower pre-stripping costs for the Fekola Pit (Phases 5 and 6) totaling $16 million, resulting from mining sequence changes, and approximately $4 million of overall sustaining costs savings versus budget on the tailings storage facility project, completed in 2020. In the fourth quarter of 2020, Fekola's AISC were $736 per ounce sold. Fekola's AISC for the fourth quarter of 2020 were higher than budget due to the expected catch up on budgeted sustaining capital expenditures that had been delayed from earlier quarters of 2020, higher than budgeted cash operating costs and increased royalties as a result of higher gold prices.

Capital expenditures for the full-year 2020 totaled $184 million, including $60 million for the mining fleet expansion, $39 million for the processing mill expansion, $22 million for the solar power plant, $30 million for pre-stripping, $10 million for mobile equipment rebuilds and $4 million for tailing storage facilities. Capital expenditures in the fourth quarter of 2020 totaled $28 million and consisted of $9 million for pre-stripping, $8 million for mobile equipment rebuilds, $3 million for the mining fleet expansion and $4 million for the solar power plant.

The low-cost Fekola Mine is expected to produce between 530,000 - 560,000 ounces of gold in 2021 at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Fekola's gold production is forecast to be lower in 2021 due to waste stripping and lower mined ore grades expected in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed. However, additional

mining areas and processing capacity are currently being investigated, with the potential to increase Fekola's budgeted 2021 and long-term gold production. The nearby Cardinal (located within 500 metres of the current Fekola resource pit) and Anaconda area (located 20 kilometres north of Fekola) include both saprolite and hard-rock gold mineralization, with the potential to begin mining in 2021, subject to obtaining all necessary permits. Grade control drilling is underway at a portion of the Cardinal deposit to enable it to be mined for processing at the Fekola mill in the second quarter of 2021. In addition, mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput to approximately 8.0 Mtpa, and support the addition of saprolite ore tonnage in excess of the hard-rock capacity.

As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola's gold production is expected to be between 220,000 – 230,000 ounces, which is expected to increase significantly to between 310,000 – 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola's cash operating costs are expected to be between $530 - $570 per ounce in the first half of 2021, before significantly improving to between $315 - $355 per ounce during the second half of 2021. In addition, Fekola's AISC are expected to be between $850 - $890 per ounce in the first half of 2021, before significantly improving to between $670 - $710 per ounce during the second half of 2021.

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2, 2020, and construction progress is now approximately 90% complete. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced, and are scheduled to arrived at site by early May 2021. Approximately 25% of the solar field came on line on January 28, 2021 and, based on current projections, the Company expects that solar production will reach 75% of full capacity by the end of March 2021. The remaining 25% is contingent on the delivery of the replacement panels, but full construction completion is now projected by the end of the second quarter of 2021. The Company does not anticipate any significant impact on Fekola's 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant and expects that losses incurred will be covered by the Company's insurance.

The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola's expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it will reduce HFO consumptions by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 - 210,000 ounces). Masbate's strong operational performance was achieved despite a five day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. In addition, Masbate operations continued to run normally following a super typhoon (Typhoon Goni), which first made landfall in the Philippines on November 1, 2020. Compared to 2019, gold production in 2020, as planned, was lower by 6% (12,641 ounces), as 2019 benefited from higher grade ore tonnage from the Main Vein Pit. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 776 days as at December 31, 2020. Masbate had a strong finish to the year, producing 57,566 ounces of gold in the fourth quarter of 2020, significantly higher than the fourth quarter of 2019 by 13% (6,825 ounces), mainly due to higher recoveries (as a result of mining more oxide ore).

For full-year 2020, mill feed grade was 1.00 g/t compared to budget of 1.01 g/t and 1.16 g/t in 2019; mill throughput was 7.76 million tonnes compared to budget of 8.2 million tonnes and 8.0 million tonnes in 2019; and gold recovery averaged 82.3% compared to budget of 76.3% and 73.2% in 2019. Average gold recoveries were above budget due to mining more oxide ore than budgeted.

For full-year 2020, Masbate's cash operating costs were $629 per ounce produced ($638 per ounce sold) (full-year 2019 - $594 per ounce produced), well below the low end of its guidance range (of between $665 - $705 per ounce), reflecting lower than budgeted diesel and HFO prices. In addition, mined tonnage and waste stripping activity was less than budgeted and haulage distances were shorter, all of which reduced mining costs per tonne. In the fourth quarter of 2020, Masbate's cash operating costs were $585 per ounce produced ($546 per ounce sold).

Masbate's AISC for the full-year 2020 were $985 per ounce sold (full-year 2019 - $815 per ounce sold), at the midpoint of its guidance range (of between $965 - $1,005 per ounce). In the fourth quarter of 2020, Masbate's AISC were $930 per ounce sold. As expected, Masbate's AISC for the fourth quarter of 2020 were higher than budget due to the expected catch up on budgeted sustaining capital expenditures that had been delayed from earlier quarters of 2020.

Capital expenditures totaled $34 million in 2020, including mobile equipment purchases and rebuilds of $15 million, pre-stripping of $6 million, processing equipment replacement costs of $4 million and tailings storage facility projects of $4 million. Capital expenditures for the fourth quarter of 2020 totaled $15 million consisting primarily of $7 million of mobile equipment purchases and rebuilds and $2 million of pre-stripping.

The Masbate Mine is expected to produce between 200,000 - 210,000 ounces of gold in 2021 at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce. Masbate's gold production is scheduled to be relatively consistent throughout 2021.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces of gold, near the midpoint of its guidance range (of between 165,000 - 175,000 ounces). Compared to 2019, gold production, as planned, was lower by 6% (9,925 ounces) in 2020, as 2019 benefited from more high-grade ore tonnes being mined from Phase 2 of the Wolfshag Pit. The Otjikoto Mine has a remarkable safety record, with no LTI's from March 27, 2018 until October 29, 2020, when an LTI for a fractured ankle occurred. As at December 31, 2020, the Otjikoto Mine had achieved 63 days without an LTI. In the fourth quarter of 2020, the Otjikoto Mine produced 40,205 ounces of gold (fourth quarter of 2019 – 58,422 ounces).

For full-year 2020, mill feed grade was 1.52 g/t compared to budget of 1.55 g/t and 1.64 g/t in 2019; mill throughput was 3.51 million tonnes compared to budget of 3.41 million tonnes and 3.42 million tonnes in 2019; and gold recovery averaged 98.4% compared to budget of 98.0% and 98.7% in 2019.

For full-year 2020, Otjikoto's cash operating costs were $453 per ounce produced ($437 per ounce sold) (full-year 2019 - $461 per ounce produced), well below its guidance range (of between $480 - $520 per ounce), mainly due to higher than budgeted production, lower than budgeted fuel prices and a weaker Namibian dollar compared to the US dollar. In the fourth quarter of 2020, Otjikoto's cash operating costs were $520 per ounce produced ($501 per ounce sold).

Otjikoto's AISC for the full-year 2020 were $920 per ounce sold (full-year 2019 - $895 per ounce sold), well below the low end of its guidance range (of between $1,010 - $1,050 per ounce), reflecting lower than budgeted cash operating costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures (including lower than budgeted pre-stripping costs). In the fourth quarter of 2020, Otjikoto's AISC were $1,200 per ounce sold, and were higher than budget primarily due lower than budgeted gold ounces sold and the expected catch up on budgeted sustaining capital expenditures that had been delayed from earlier quarters of 2020.

Capital expenditures totaled $67 million in 2020, primarily consisting of $47 million for pre-stripping for the Otjikoto Pit Phases 3 and 4 and Wolfshag Pit Phase 3, $10 million in mobile equipment rebuilds and replacements and $7 million for Wolfshag underground development. Capital expenditures for the fourth quarter of 2020 totaled $25 million primarily consisting of $16 million for pre-stripping, $4 million in mobile equipment rebuilds and replacements and $4 million for Wolfshag underground development.

The Otjikoto Mine in Namibia is expected to produce between 190,000 - 200,000 ounces of gold in 2021, a significant increase of approximately 16% (compared to 168,041 ounces produced in 2020), and is in the range of Otjikoto's annual production record (of 191,534 ounces achieved in 2017), as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto's cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce.

The Wolfshag ore zone is narrow and high grade, with pit and phase strip ratios that result in a highly variable gold production profile. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto's production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto's gold production is expected to be between 45,000 – 50,000 ounces, which is expected to increase significantly to between 145,000 – 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto's cash operating costs are expected to be between $940 - $980 per ounce in the first half of 2021, before significantly improving to between $330 - $370 per ounce during the second half of 2021. In addition, Otjikoto's AISC are expected to be between $1,600 - $1,640 per ounce in the first half of 2021, before significantly improving to between $580 - $620 per ounce during the second half of 2021. In the first quarter of 2021, forecast gold production at Otjikoto is lower and forecast costs are higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades processed early in the year.

Otjikoto's higher 2021 gold production level of between 190,000 – 200,000 ounces is expected to continue through to 2024, as production from Wolfshag underground is expected to commence in early 2022 and will supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

2020 Development

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

B2Gold has a 50% interest in the Gramalote Project in Colombia, and on January 1, 2020 became the operator of the project. For full-year 2020, the Company's share of Gramalote capital expenditures totaled $19 million compared to a budget of $26 million.

Based on the positive results from Gramalote's Updated Preliminary Economic Assessment (released on January 21, 2020), B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to the results of a final feasibility study.

During 2020, Gramalote successfully conducted an extensive infill drill program of 42,500 meters that was completed in August 2020. The purpose of the infill drilling was to confirm and upgrade the Inferred Mineral Resources to Indicated status to provide the basis for Gramalote's Feasibility Study. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by year-end and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Key social initiatives, including resettlement work and artisanal miner formalization/relocation, continued to advance during the fourth quarter of 2020. Gramalote has also requested that the terms of its EIA be

modified which would allow a phased resettlement process to occur as construction proceeds, which will assist in accelerating the construction sequence.

The initial 2021 budget for the Gramalote Project is $52 million (B2Gold's 50% share is $26 million) for the continued development of the project, along with continued environmental and social activities supporting local communities. The Gramalote budget also includes $9 million for exploration in 2021, which follows a successful infill drill program in 2020 that supported an updated resource model, providing the basis for Gramalote's Feasibility Study. A total of 18,000 metres of diamond drilling is planned in 2021, including 8,000 metres for further drilling at Gramalote Ridge and 10,000 metres at two satellite deposits (Trinidad and Monjas West), which are proximal to the planned Gramalote infrastructure.

Gramalote's 2021 budget includes project development up to the feasibility completion and construction decision point in the second quarter of 2021, and therefore does not include early works or construction costs, such as mobilization and pioneering. A separate construction budget is expected to be developed for the second half of 2021, based on a positive Gramalote Feasibility Study and construction decision.

Kiaka Project Budget - Burkina Faso

The Company is currently updating the existing feasibility study for the Kiaka Project in Burkina Faso, reflecting the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price.

A Mineral Resource model utilizing additional drill results and revised model interpretations was completed in December 2020. An updated feasibility study is underway utilizing the new Mineral Resource and several new concepts to reduce costs, including a liquid natural gas ("LNG") hybrid power plant combined with solar and dual fuel haul trucks that burn a mix of diesel fuel and LNG. A larger processing plant size of 12 Mtpa is being considered for this updated feasibility study. The Company expects to have an internal decision document completed by the end of March 2021, with an updated feasibility study completed by the end of June 2021. The Kiaka Project development budget for 2021 is $5.4 million.

Summary and Outlook

B2Gold had another remarkable year of strong growth in 2020, marking the twelfth consecutive year of record annual gold production. The Company's total gold production for 2020 was an annual record of 1,040,737 ounces, and consolidated gold production from the Company's three operating mines was an annual record of 995,258 ounces of gold. Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 and 1,030,000 ounces in 2021, total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated AISC forecast to be between $870 and $910 per ounce. The Company's consolidated gold production from

its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021. The Company's 2021 production guidance does not, however, include the potential upside to increase Fekola's gold production in 2021 from additional mining areas and processing capacity currently being investigated.

In connection with advancing the Company's pipeline of development projects, the Company expects to announce the results of the Feasibility Study for the Gramalote Project in Colombia in April 2021, with a construction decision expected to be made shortly thereafter. Based on the positive results from Gramalote's PEA, B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine (subject to the results of a final feasibility study). The Company is currently also updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to have completed an updated economic assessment of the Kiaka Project by the end of the first quarter of 2021 for internal review, followed by the updated feasibility study by mid-year 2021.

Following a very successful year for exploration in 2020, B2Gold is planning a year of aggressive exploration in 2021 with a budget of approximately $66 million (excluding Gramalote). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

The Company is focused on upgrading and expanding the existing saprolite resources at the Anaconda area in Mali (located 20 kilometres north of Fekola), with an updated Mineral Resource estimate expected in the first quarter of 2021, which will feed into engineering studies currently underway. This Mineral Resource estimate will also include the initial Mineral Resource estimate on the sulphide material below the saprolite. There are several other prospects in the Anaconda area where possible Fekola-style mineralization has been intersected in fresh rock which will be drilled in 2021.

An initial Mineral Resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2021, and grade control drilling is already underway at a portion of this deposit to enable it to be mined for processing at the Fekola plant in the second quarter of 2021. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has approved the scientific and technical information contained in this news release.

Fourth Quarter and Year-end 2020 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on **Wednesday, February 24, 2021, at 10:00 am PDT/1:00 pm EDT**. You may access the call by dialing the operator at +1 (647) 427-7450 (local or international) or toll free at +1 (888) 231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/39662. A playback version will be available for two weeks after the call at +1 (416) 849-0833 (local or international) or toll free at +1 (855) 859-2056 (passcode 9676547).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated cash operating costs for 2020 being

between $415 and $455 per ounce and at AISC of between $780 and $820 per ounce; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; the Company' annual consolidated gold production to average 950,000 ounces of gold per year between 2020 and 2024 with AISC averaging $825 per ounce; Otjikoto's production level to be between 190,000 and 20,000 ounces per year though 2024; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the third quarter of 2021, contingent on receiving replacements for the damaged components; the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2021; the completion of an initial mineral resource estimate on the Cardinal zone in the first quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of the Gramalote Feasibility Study in April 2021 and the results therein, and a construction decision to be made shortly thereafter; the completion of an internal economic assessment of the Kiaka project by the end of the first quarter of 2021 and updated feasibility study by mid-year 2021; the current income tax, withholding tax and other tax amounts to be approximately $300 million in 2021 and to make total cash income tax payment of $380 million in 2021, including $140 million related to the 2020 residual tax and Fekola's priority dividend; the residual Fekola tax liability to be accrued at the end of 2021 to be less than $20 million and the priority dividend accrued in 2021 to be approximately $45 million and paid in mid-2022; the settlement in 2021 of the Company's remaining 2020 income tax liabilities of approximately $75 million (at the time of filing its tax return in April 2021) and for the payment of the 2020 priority dividend to the Mali government of approximately $50 million expected in mid-year 2021; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of

adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the

Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2020	For the three months ended Dec. 31, 2019	For the twelve months ended Dec. 31, 2020	For the twelve months ended Dec. 31, 2019
Gold revenue	$ 479,525	$ 313,659	$ 1,788,928	$ 1,155,637
Cost of sales				
Production costs	(114,430)	(95,502)	(407,865)	(374,178)
Depreciation and depletion	(78,207)	(67,717)	(301,491)	(251,306)
Royalties and production taxes	(30,775)	(22,153)	(121,285)	(79,693)
Total cost of sales	(223,412)	(185,372)	(830,641)	(705,177)
Gross profit	256,113	128,287	958,287	450,460
General and administrative	(18,585)	(17,559)	(45,605)	(54,558)
Share-based payments	(1,729)	(3,689)	(17,129)	(17,139)
Reversal of impairment of long-lived assets	—	100,477	174,309	100,477
Gain on sale of Nicaraguan Group	—	40,129	—	40,129
Write-down of mineral property interests	98	(4,953)	(11,353)	(7,277)
Community relations	(1,568)	(807)	(6,484)	(3,227)
Share of net income of associate	8,655	1,114	22,167	1,114
Foreign exchange (losses) gains	(7,299)	(1,891)	(15,301)	1,633
Other	(529)	(1,441)	(5,957)	(3,604)
Operating income	235,156	239,667	1,052,934	508,008
Interest and financing expense	(2,846)	(4,910)	(15,803)	(26,550)
Gains (losses) on derivative instruments	6,427	2,404	(5,706)	1,580
Other	1,016	(85)	3,003	(649)
Income from continuing operations before taxes	239,753	237,076	1,034,428	482,389
Current income tax, withholding and other taxes	(79,662)	(30,076)	(309,913)	(114,449)
Deferred income tax recovery (expense)	14,314	(28,298)	(52,102)	(59,081)
Net income from continuing operations	174,405	178,702	672,413	308,859
Net income from discontinued operations attributable to shareholders of the Company	—	3,711	—	6,982
Net income for the period	$ 174,405	$ 182,413	$ 672,413	$ 315,841
Attributable to:				
Shareholders of the Company	$ 168,462	$ 177,414	$ 628,063	$ 293,382
Non-controlling interests	5,943	4,999	44,350	22,459
Net income for the period	$ 174,405	$ 182,413	$ 672,413	$ 315,841
Earnings per share from continuing operations (attributable to shareholders of the Company)				
Basic	$ 0.16	$ 0.17	$ 0.60	$ 0.28
Diluted	$ 0.16	$ 0.17	$ 0.59	$ 0.28
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.16	$ 0.17	$ 0.60	$ 0.29
Diluted	$ 0.16	$ 0.17	$ 0.59	$ 0.29
Weighted average number of common shares outstanding (in thousands)				
Basic	1,050,752	1,027,001	1,043,385	1,014,100
Diluted	1,064,599	1,038,672	1,056,302	1,022,915

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2020	For the three months ended Dec. 31, 2019	For the twelve months ended Dec. 31, 2020	For the twelve months ended Dec. 31, 2019
Operating activities				
Net income from continuing operations for the period	$ 174,405	$ 178,702	$ 672,413	$ 308,859
Mine restoration provisions settled	(217)	—	(425)	(124)
Non-cash charges, net	48,735	(33,567)	198,058	187,720
Changes in non-cash working capital	(26,099)	(277)	86,777	(45,049)
Changes in long-term value added tax receivables	(134)	(2,293)	(6,178)	(1,968)
Cash provided by operating activities of continuing operations	196,690	142,565	950,645	449,438
Cash provided by operating activities of discontinued operations	—	2,340	—	42,535
Cash provided by operating activities	196,690	144,905	950,645	491,973
Financing activities				
Revolving credit facility, drawdowns net of transaction costs	—	—	250,000	(5,574)
Repayment of revolving credit facility	—	(100,000)	(450,000)	(200,000)
Equipment loan facilities, drawdowns net of transaction costs	41,416	—	41,416	3,463
Repayment of equipment loan facilities	(7,446)	(5,907)	(28,445)	(24,140)
Cash proceeds from stock option exercises	3,017	9,319	46,152	72,932
Dividends paid	(42,046)	(10,268)	(115,266)	(10,268)
Interest and commitment fees paid	(1,613)	(4,207)	(12,451)	(22,373)
Distributions to non-controlling interests	(9,206)	—	(9,206)	—
Principal payments on lease arrangements	(727)	(842)	(3,637)	(3,146)
Restricted cash movement	1,341	(69)	2,572	1,407
Cash used by financing activities of continuing operations	(15,264)	(111,974)	(278,865)	(187,699)
Cash used by financing activities of discontinued operations	—	(40)	—	(364)
Cash used by financing activities	(15,264)	(112,014)	(278,865)	(188,063)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(28,378)	(68,130)	(184,037)	(132,847)
Masbate Mine	(14,619)	(5,205)	(34,041)	(25,894)
Otjikoto Mine	(25,119)	(21,633)	(66,815)	(56,085)
Gramalote Project	(3,924)	(2,140)	(19,498)	(5,187)
Other exploration and development	(15,661)	(10,941)	(48,182)	(41,147)
Cash proceeds from sale of Nicaraguan Group, net of transaction costs	15,525	51,530	15,525	51,530
Non-refundable deposit received on Toega Property	—	—	9,000	—
Cash paid into reclamation accounts	(2,878)	(1,000)	(11,575)	(4,000)
Other	1,106	890	1,667	1,271
Cash used by investing activities of continuing operations	(73,948)	(56,629)	(337,956)	(212,359)
Cash used by investing activities of discontinued operations	—	(2,141)	—	(54,431)
Cash used by investing activities	(73,948)	(58,770)	(337,956)	(266,790)
Increase (decrease) in cash and cash equivalents	107,478	(25,879)	333,824	37,120
Effect of exchange rate changes on cash and cash equivalents	6,747	1,311	5,265	724
Cash and cash equivalents, beginning of period	365,460	165,164	140,596	102,752
Cash and cash equivalents, end of period	$ 479,685	$ 140,596	$ 479,685	$ 140,596

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

	As at December 31, 2020	As at December 31, 2019
Assets		
Current		
Cash and cash equivalents	$ 479,685	$ 140,596
Accounts receivable, prepaids and other	21,306	37,890
Value-added and other tax receivables	11,797	11,070
Inventories	238,055	217,923
Assets classified as held for sale	11,855	22,021
	762,698	429,500
Value-added tax receivables	35,383	25,153
Mining interests		
Owned by subsidiaries and joint operations	2,387,020	2,046,731
Investments in joint ventures and associates	76,235	130,736
Other assets	76,496	49,615
Deferred income taxes	24,547	1,336
	$ 3,362,379	$ 2,683,071
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 89,062	$ 83,370
Current income and other taxes payable	154,709	53,396
Current portion of long-term debt	34,111	26,030
Other current liabilities	8,211	2,266
	286,093	165,062
Long-term debt	75,911	235,821
Mine restoration provisions	104,282	75,419
Deferred income taxes	220,903	145,590
Employee benefits obligation	5,874	4,736
Other long-term liabilities	8,726	4,791
	701,789	631,419
Equity		
Shareholders' equity		
Share capital		
Issued: 1,051,138,175 common shares (Dec 31, 2019 – 1,030,399,987)	2,407,734	2,339,874
Contributed surplus	48,472	56,685
Accumulated other comprehensive loss	(138,533)	(145,071)
Retained earnings (deficit)	254,343	(261,245)
	2,572,016	1,990,243
Non-controlling interests	88,574	61,409
	2,660,590	2,051,652
	$ 3,362,379	$ 2,683,071